March 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Registration Statement on Form N-14 (TBLU/TPYP) File No. 333-285062

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 14, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on February 19, 2025 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of (i) Tortoise Global Water Fund (the “Water Fund”), a series of the Registrant, in connection with the proposed Reorganization of Tortoise Global Water ESG Fund, a series of Managed Portfolio Series (the “Target Trust”), and (ii) Tortoise North American Pipeline Fund (the “Pipeline Fund”), a series of the Registrant, in connection with the Reorganization of Tortoise North American Pipeline Fund, a series of the Target Trust. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses, which will be reflected in a definitive filing pursuant to Rule 497. The Registrant confirms that all missing information will be completed in the Rule 497 filing.

Disclosure Comments

1.	Comment: In the shareholder letter, please state whether approval of the Board of the Target Trust was unanimous.

Response: Registrant has made the requested change.

2.	Comment: In the Q&A and elsewhere in the Proxy Statement/Prospectus, please use consistent terminology to describe any changes in investment policies of the Target Fund relative to the corresponding Acquiring Fund.

Response: Registrant has reconciled inconsistent terminology.

3.	Comment: In the Q&A and elsewhere in the Joint Proxy Statement/Prospectus, please use consistent terminology to describe the status of TIS employees following the reorganizations.

Response: The Registrant has revised the language to consistently state that TIS employees will remain employees of Tortoise Capital following the Reorganizations.

March 21, 2025

4.	Comment: In the Q&A in response to the question “Why are the Reorganizations being proposed?” and with respect to similar language in the Joint Proxy Statement, please (i) specify whether the Board of the Target Trust concurred with the Adviser’s recommendation or add a cross reference to the considerations of the Board, and (ii) please provide greater specificity with respect to the administrative benefits that are expected to be realized over time.

Response: The Registrant has added a cross reference to the Board Considerations section of the Proxy Statement/Prospectus which discusses the Board’s approval of the Reorganizations based on the Adviser’s representations. The adminstrative benefit language has been removed.

5.	Comment: In the Q&A, the response to the question “Will the portfolios of the Funds be repositioned in connection with the Reorganizations?”, please clearly disclose that the Index will be changed, and that repositioning will be due to the Index change. Please also disclose the cost of the repositioning including the percentage of the portfolio and transaction costs.

Response: For the information of the staff, the Water Fund’s index is not changing; the index methodology of the existing index is being changed to eliminate the ESG screen. The Registrant further notes, for the information of the staff, that the index methodology change is expected to occur whether or not the Reorganization is consummated. The Registrant has revised the disclosure with respect to the repositioning of the Water Fund to more clearly describe the impact of the index methodology change. Additionally, Registrant does not expect the transaction or tax costs of the repositioning to be material due to the ability to use in-kind redemption baskets and capital loss carry-forwards. Accordingly, the Registrant has not added disclosure regarding the costs of the index rebalancing.

6.	Comment: In the Q&A and elsewhere in the Joint Proxy Statement/Prospectus, please use a consistent defined term for the US Bank entities. In connection with the discussion of the costs of the reorganization, please describe US Bank’s role with respect to the Target Funds and Acquiring Funds.

Response: The Registrant has defined the term U.S. Bank and has added the following disclosure with respect to the services that U.S. Bank provides to the Target Funds and will provide to the Acquiring Fund:

U.S. Bank serves as custodian, transfer agent and fund administrator for the Target Funds and will serve in the same capacities for the Acquiring Funds.

7.	Comment: In the Q&A, the response to the question “What will happen if the required shareholder approval is not obtained?”, consider adding a discussion of the quorum requirements and voting requirements, particularly if high.

Response: The Registrant does not believe its quorum or voting requirements are either high or unusual. Given the length of the Q&A, Registrant respectfully declines to make the requested change.

8.	Comment: In p. ii of the Joint Proxy Statement/Prospectus, please clarify the Statement that the Reorganizations will not result in changes in the principal investment strategies of the Water Fund to discuss the change in Index methodology.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

March 21, 2025

9.	Comment: On p. 2-3 of the Joint Proxy Statement/Prospectus listing the factors considered by the Board of the Target Trust, please disclose whether the Board considered the change in the Index methodology. Please also add a cross reference to the considerations of the Target Trust Board following the last sentence of this section.

Response: The Registrant has added the requested cross reference and has added disclosure regarding the Board’s consideration of the Index methodology change to the referenced section.

10.	Comment: On p. 4 in the performance section, consider whether the index change disclosed in the September 2024 supplement should be disclosed. Please refer to the change to remove the ESG screening criteria.

Response: Registrant confirms there was no change in the index or index methodology in September 2024. The name of the index was changed solely to remove term “Ecofin,” because Tortoise sold its Ecofin business and no longer has rights to use that name. Registrant has added disclosure regarding the removal of the ESG criteria.

11.	Comment: On p. 6 of the Proxy Statement/Prospectus, with respect to the section captioned “Comparison of Principal Investment Strategies” for the Water Fund: (i) clarify the 80% test of the Water Fund to focus on types of securities rather than companies and eliminate different formulations of the 80% test, (ii) consider reorganizing the disclosure to describe the Index first, then the principal strategies and then the 80% test similar to the Pipeline Fund, (iii) disclose the securities that may comprise the remaining 20% portion of portfolio outside of the Index, and (iv) clarify the Fund’s concentration policy.

Response: The Registrant has clarified the 80% test of the Water Fund and permissible investments in the 20% basket.

12.	Comment: On p. 8 of the Proxy Statement/Prospectus in the section captioned “Comparison of Investment Risks” with respect to the Water Fund, consider bolding the sentence in the introductory paragraph that the principal risks are identical or else add a summary of the differences.

Response: The Registrant has made the requested change.

13.	Comment: On p. 8 of the Proxy Statement/Prospectus in the section captioned “Comparison of Investment Risks” with respect to the Water Fund, consider bolding the sentence with respect to the Index methodology change and bolding language in parentheses.

Response: Registrant believes that the index change has been described prominently and in multiple locations in the document. Similarly, the differences in risks have been summarized in the introductory paragraph to this section. Registrant has emphasized the summary risk statement in bold.

14.	Comment: In the Fee and Expense Table for each Fund, please (i) bold the sentence regarding the payment of brokerage commissions, (ii) please use zeros instead of dashes, and (iii) add a footnote regarding the unitary fee.

Response: The Registrant has made the requested changes.

15.	Comment: With respect to each Fund, please update the Index information such as constituents to a more recent date.

Response: The Registrant has updated Index information to February 28, 2025.

March 21, 2025

16.	Comment: On p. 18-19 with respect to the section captioned “Investment Limitations and Restrictions” and on p. 20 with respect to the section captioned “Comparison of Target Fund and Acquiring Fund Shareholder Services,” consider bolding the statements that the Target Fund and Acquiring Fund policies or services, as applicable are identical.

Response: The Registrant has made the requested change.

17.	Comment: On p. 21 with respect to the section captioned “Board Considerations of the Reorganization,” with respect to the Water Fund, please discuss whether the Board considered the change in Index methodology. Please also describe with more specificity the greater administration efficiencies that are expected to be achieved over time.

Response: Registrant has revised paragraph two of the referenced section to acknowledge the Board’s consideration of the Index methodology change. Registrant has revised bullet point ten of the referenced section to remove the reference to greater administrative efficiencies.

18.	Comment: On p. 26 in the section captioned “Additional Information About the Target Funds and the Acquiring Funds,” please narratively compare any material differences in shareholder rights due to differences in the governing documents (e.g., forum selection provisions). Please confirm supplementally to the staff that all material changes in shareholder rights have been disclosed.

Response: The Registrant has revised the disclosure in response to the staff’s comment and confirms that all material differences in shareholder rights have been disclosed.

19.	Comment: Please revise the form of Proxy Card to comply with the provisions of Rule 14a-4 under the Securities Exchange Act of 1934.

Response: The Registrant confirms that the Proxy Card complies with the provisions of Rule 14a-4.

Accounting Comments

20.	Comment: With respect to repositioning disclosure in the Q&A and elsewhere, if material, please disclose the dollar amount of transaction costs and taxable distributions to shareholders that may arise because of the repositioning. Please clarify that the use of in-kind redemption baskets is intended to reduce transactions costs and taxes.

Response: The Registrant reaffirms the original disclosure, which states that repositioning is expected to be effected through in-kind redemption baskets which is intended to reduce transaction costs and commissions (Emphasis added to new disclosure). Additionally, capital loss carry-fowards are available. Accordingly, transaction costs and taxable distributions are not expected to be material. Please also see the response to Comment No. 5.

21.	Comment: With respect to the repositioning disclosure in the Q&A and elsewhere, please clearly state that such repositioning is due to the rebalancing in connection with the Index methodology change.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

March 21, 2025

22.	Comment: If material, please revise the disclosure to present the dollar amount of capital loss carry-forwards of each Target Fund and any potential limits because of the reorganization.

Response: The Registrant has added the requested disclosure.

23.	Comment: With reference to the section captioned “Financial Statements” on p. S-51 of the Statement of Additional Information, please confirm with respect to each reorganization that a Schedule of Investments is not presented because the reorganization will result in a material change in the investment portfolio of the Target Fund due to the investment restrictions of the Acquiring Fund. Please confirm supplementally that the securities of the Target Fund that will be sold for ESG purposes would comply with the Acquiring Fund’s investment restrictions.

Response: The Registrant confirms that, with respect to each Reorganization, sales of securities of the Target Water Fund due to the investment restrictions of the Acquiring Fund will not be material. The Registrant further confirms that all securities of the Target Fund will remain eligible securities of the Acquiring Water Fund following the elimination of the ESG screens in the Index and that the Index methodology change will, more likely than not, result in the addition of portfolio securities. The Registrant has added disclosure to more clearly describe that, as a result of the removal of ESG screens, the Acquiring Water Fund expects to add new names, which will result in a rebalancing of the weights of all holdings.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.